UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[     ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

Commission file number 1-8572

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TIMES MIRROR SAVINGS PLUS PLAN

B.	Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

TRIBUNE COMPANY

435 North Michigan Avenue, Chicago, Illinois 60611

TIMES MIRROR SAVINGS PLUS PLAN
INDEX TO THE FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits
at December 31, 2004 and 2003	4
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2004	5
Notes to Financial Statements	6-13
Supplemental Schedule:
Schedule of Assets (Held at End of Year)	14

Consent of Independent Registered Public Accounting Firm	Exhibit A

All other schedules of additional financial information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TIMES MIRROR SAVINGS PLUS PLAN
Date: June 28, 2005	/s/ Chandler Bigelow Chandler Bigelow Secretary and Member of the Tribune Company Employee Benefits Committee

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
the Times Mirror Savings Plus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Times Mirror Savings Plus Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Chicago, Illinois
June 28, 2005

TIMES MIRROR SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
Assets:
Investments, at fair value
Mutual funds and participant loans	$ 811,505,011	$1,254,753,893
Master trusts	389,099,039	–

Total investments, at fair value	1,200,604,050	1,254,753,893

Receivables:
Contributions from participants	1,371,532	1,367,301
Contributions from Tribune Company	390,294	428,802

Total receivables	1,761,826	1,796,103

Total assets	1,202,365,876	1,256,549,996

Payables:
Due to Tribune Company Defined Contribution
Retirement Plan	–	(36,209,622)
Due to Tribune Company 401(k) Savings Plan	–	(9,303,877)

Total payables	–	(45,513,499)

Net assets available for benefits	$1,202,365,876	$1,211,036,497

The accompanying notes are an integral part of the financial statements.

TIMES MIRROR SAVINGS PLUS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2004

Additions:
Additions to net assets attributed to:
Contributions:
Participants	$ 38,537,448
Tribune Company	11,483,987

Total contributions	50,021,435

Investment income:
Interest and dividends	26,463,477
Net depreciation in fair value of investments	(1,935,429)

Net investment income	24,528,048

Net transfer of assets	2,084,435

Total additions	76,633,918

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants or their beneficiaries	(84,365,949)
Administrative fees	(938,590)

Total deductions	(85,304,539)

Net decrease in net assets available for benefits	(8,670,621)

Net assets available for benefits:
Beginning of year	1,211,036,497

End of year	$1,202,365,876

The accompanying notes are an integral part of the financial statements.

TIMES MIRROR SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — PLAN DESCRIPTION

The following brief description of the Times Mirror Savings Plus Plan (the “Plan”) is provided for general information purposes. Plan participants should refer to the Plan document for more complete information.

General

The Plan was established effective December 15, 1983 by The Times Mirror Company. The Plan is a defined contribution plan that covers eligible salaried and hourly employees of Tribune Company. Separate benefit accounts are maintained for each participant.

On June 12, 2000, The Times Mirror Company and Tribune Company (the “Company”) completed the merger of The Times Mirror Company into the Company in a cash and stock transaction. Each share of Times Mirror common stock (both series A and series C) was converted into 2.5 shares of Tribune common stock, or $95 in cash subject to certain limitations. Plan participants were given the choice to either convert their share balance to Tribune common stock or cash which could then be reallocated to other investment options.

Effective April 1, 2004, the New Mass Media Profit Sharing Plan and a portion of the California Community News 401(k) Plan were merged with and continued in the form of the Plan (see Note 4). Effective December 31, 2003, the Times Mirror Employee Stock Ownership Plan (“ESOP”) was merged with and continued in the form of the Plan (see Note 4).

Employees of the Company and participating subsidiaries are generally eligible to participate on their date of hire, except for employees covered by collective bargaining agreements, which do not provide for their participation in the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company believes that the Plan will continue without interruption, but reserves the right to terminate the Plan at any time. In the event of Plan termination, distributions will be made in accordance with the provisions of ERISA.

Plan administration

The Plan is administered by the Tribune Company Employee Benefits Committee (the “Committee”), which is appointed by the board of directors of the Company. The Plan’s trustee, Vanguard Fiduciary Trust Company (“Vanguard” or the “Trustee”), is responsible for the custody of the Plan’s assets and the investment management of some of the Plan’s assets.

Contributions

Participants may generally elect to make before-tax contributions of up to 25% of their compensation (as defined in the Plan) subject to Plan and Internal Revenue Service (“IRS”) limits. Certain union employees are limited to contributions equal to 15% of their eligible compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers ten investment alternatives, including eight publicly traded mutual funds, the Tribune Company Stock Fund Master Trust (“Tribune Stock Fund Master Trust”) and the Fidelity Stable Value Fund Master Trust (“Stable Value Fund Master Trust”). The Cox Communications Stock Fund Master Trust (“Cox Stock Fund Master Trust”) was not an investment option in the 2003 and 2004 plan years. On December 8, 2004, Cox Enterprises, Inc. acquired all of the outstanding publicly held shares of Cox Communications, Inc. for cash of $34.75 per share.

The Company makes a contribution to the Plan in an amount equal to 50% of the first 6% of participant before-tax contributions for that period. The Company contribution is allocated according to the participants’ investment elections. Certain participants may elect to contribute an additional 1% to 15% of basic compensation on an after-tax basis. After-tax contributions are not matched by the Company.

Participants may elect to have all or a percentage (in 1% increments) of their contributions and their share of the Company’s contributions invested in or transferred among one or more of the investment funds. Participants may elect that up to 100% of their contributions and up to 100% of their share of the Company’s matching contributions be invested in the Tribune Company Stock Fund Master Trust. The Trustee’s purchases of Tribune Company common stock are made in the open market. Participants may change how contributions are invested at any time, and these changes are effective the next pay period. Participants may make interfund transfers on a daily basis.

Plan participants generally must be at least 21 years of age and become eligible participants for the Company contributions after one full year of service.

Participants’ accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant elections or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are, at all times, 100% vested in their own accounts. Participants generally become fully vested in the Company contributions after three years of vesting service.

Payment of benefits

Participants who have attained age 59½ or who are totally and permanently disabled may elect to withdraw their vested account balances through notice to the Committee at any time.

Participants may make withdrawals of any part or all of the balance in their before-tax contribution accounts, prior to termination, in order for the participant to meet an immediate and significant financial need for which a withdrawal would be permitted by IRS regulations. Participants who make hardship withdrawals will cease to be eligible to make before-tax contributions for six months.

Distributions of account balances are generally made to participants in a single sum payment. Distributions are generally made in cash, except that participants may elect to receive Tribune Stock Fund Master Trust investments in shares of Tribune Company common stock.

Participant loans

The Plan permits participants to borrow from their accounts. The minimum amount that can be borrowed is $500. The maximum amount is equal to the lesser of (a) $50,000 less the highest outstanding loan balance during the most recent 12 month period or (b) 50% of their vested account balance. A participant may have a maximum of two loans outstanding at any time. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Each loan shall be repaid within 5 years unless the loan is to be used to acquire a principal residence, in which case, the loan shall be repaid within 30 years. The loans are secured by the balance in the participant’s account. The interest rate for a loan is the prime rate on the last business day of the prior month and is fixed for the life of the loan. Principal and interest are paid ratably through payroll deductions.

Plan termination

Although it has not expressed any intent to do so, and subject to any collective bargaining agreement, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Forfeited accounts

Forfeitures of terminated unvested account balances are used to reduce future employer contributions and totaled $356,520 and $71,045 for the years ended December 31, 2004 and 2003, respectively.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investment valuation and income recognition

The Plan’s investments are stated at fair value, except for guaranteed investment contracts (“GICs”) held by the Stable Value Fund Master Trust. The GICs are stated at contract value, which consists of amounts invested (net of withdrawals) plus reinvested earnings. Publicly traded mutual funds are valued at quoted market prices on the last business day of the Plan year. The Tribune Stock Fund Master Trust and Cox Stock Fund Master Trust are valued at the unit closing price as determined by the Trustee on the last business day of the Plan year. Participant loans are valued at amounts originally borrowed by participants, less amounts subsequently repaid.

Net appreciation or depreciation in the fair value of investments includes realized gains and losses on investments sold and unrealized gains and losses on investments held at the end of the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Distributions are recorded when paid. Benefit claims that have been processed and approved for payment prior to December 31, but not yet distributed as of that date are shown as a liability on the Form 5500, filed with the Department of Labor (see Note 8).

NOTE 3 — INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2004	2003
Vanguard Prime Money Market Instit'l Shares; 223,416,979
units and 250,095,469 units in 2004 and 2003, respectively	$223,416,979	$250,095,469
Tribune Company Stock Fund Master Trust; 8,106,396 units
and 0 units in 2004 and 2003, respectively (see Note 5)	205,821,389	–
Fidelity Growth & Income Portfolio Fund; 5,320,563 units
and 5,787,945 units in 2004 and 2003, respectively	203,298,714	206,224,476
Fidelity Stable Value Fund Master Trust; 163,590,028 units
and 0 units in 2004 and 2003, respectively (see Note 5)	163,590,028	–
Fidelity Diversified International Fund; 4,307,666 units
and 4,226,539 units in 2004 and 2003, respectively	123,371,565	101,944,111
Vanguard Institutional Index Fund; 951,370 units
and 950,250 units in 2004 and 2003, respectively	105,326,126	96,716,450
Vanguard Wellington Admiral Fund; 1,440,384 units
and 1,202,493 units in 2004 and 2003, respectively	75,116,026	59,836,059
Tribune Company Stock Fund; 0 units
and 8,896,308 units, respectively	–	276,408,293
Fidelity Stable Value Fund; 0 units
and 167,441,586 units, respectively	–	167,441,586

During 2004, the Plan’s investments (including realized gains and losses on investments sold and unrealized gains and losses on investments held at the end of the year) depreciated in value by $1,935,429 as follows:

Year Ended December 31, 2004
Appreciation (Depreciation):
Mutual funds	$ 45,780,200
Tribune Stock Fund Master Trust	(47,715,629)

Net depreciation in fair value of investments	$ (1,935,429)

NOTE 4 — NET TRANSFER OF ASSETS / PLAN MERGER

Effective April 1, 2004, the New Mass Media Profit Sharing Plan and a portion of the California Community News 401(k) Plan merged with and continued in the form of the Plan. Included in the net transfer of assets are $3,552,528 and $585,835 related to the mergers, respectively. On March 9, 2004, certain assets related to the employees of the Virginia Gazette were transferred into the Plan. On March 31, 2004, certain assets related to the GCIU employees at Morning Call were transferred into the Plan. Also, on June 2, 2004 all assets related to the Baltimore Sun Columbia Typographical Union were transferred out of the Plan.

Effective as of the close of business on December 31, 2003, the Times Mirror ESOP was merged with and continued in the form of the Plan. Included in the net transfer of assets is $358,079,225 related to the merger. In addition in 2003, $36,209,622 and $9,303,877 was transferred to the Tribune Company Defined Contribution Retirement Plan and the Tribune Company 401(k) Savings Plan, respectively.

NOTE 5 — INTERESTS IN MASTER TRUSTS

Tribune Stock Fund Master Trust

The Tribune Stock Fund Master Trust was established effective January 1, 2004. A portion of the Plan’s assets are invested in the Tribune Stock Fund Master Trust, which was established for the investment of assets of the Plan and several other Tribune Company sponsored retirement plans. Each participating retirement plan owns units of the Tribune Stock Fund Master Trust. The assets of the Tribune Stock Fund Master Trust are held by the Trustee. At December 31, 2004, the Plan’s interest in the net assets of the Tribune Stock Fund Master Trust was approximately 22%. Investment income and administrative expenses related to the Tribune Stock Fund Master Trust are allocated to the individual plans based upon balances invested by each plan.

The following table presents the fair values of investments and investment loss for the Tribune Stock Fund Master Trust.

December 31, 2004
Investments at fair value:
Tribune Company common stock	$925,016,320
Cash	3,717,470

Total investments	$928,733,790

Year Ended December 31, 2004

Investment income (loss):
Net depreciation in fair value
of Tribune Company common stock	$(227,324,945)
Interest	26,952
Dividends	10,932,558

Total investment loss	$(216,365,435)

Stable Value Fund Master Trust

The Stable Value Fund Master Trust was established effective January 1, 2004. A portion of the Plan’s assets are invested in the Stable Value Fund Master Trust, which was established for the investment of assets of the Plan and several other Tribune Company sponsored retirement plans. Each participating retirement plan has an interest in the Stable Value Fund Master Trust. The assets of the Stable Value Fund Master Trust are held by the Trustee. At December 31, 2004, the Plan’s interest in the net assets of the Stable Value Fund Master Trust was approximately 87%. Investment income and administrative expenses related to the Stable Value Fund Master Trust are allocated to the individual plans based upon balances invested by each plan.

The Stable Value Fund Master Trust primarily invests in synthetic GICs issued by insurance companies and other financial institutions. The Stable Value Fund Master Trust provides participants principal preservation and a stable interest rate that is reset quarterly. The Stable Value Fund Master Trust allows for daily withdrawals and exchanges that are paid at contract value (principal and interest accrued to date). All GICs included in the Stable Value Fund Master Trust are accounted for at contract value.

Synthetic GICs simulate the performance of a traditional investment contract. The Stable Value Fund Master Trust owns the assets underlying the synthetic GICs. To enable the Stable Value Fund Master Trust to realize a specific known value for the assets if it needs to liquidate them to make benefit payments, the Stable Value Fund Master Trust purchases fully benefit responsive “wrapper” contracts issued by financial institutions. These contracts provide the Stable Value Fund Master Trust with market and cash flow risk protection. The Stable Value Fund Master Trust’s investment guidelines for synthetic GICs require that the issuing financial institutions have a minimum credit rating of “AA” or equivalent. The average yield of the GICs was 4.41% in 2004. The portfolio crediting rate of the GICs was 4.07% in 2004.

The following table presents the values of investments and investment income for the Stable Value Fund Master Trust.

December 31, 2004
Investments:
Mortgages	$ 80,112,118
Corporate bonds	36,473,837
Government bonds	63,896,179
Short-term securities	8,618,949

Investments at fair value	189,101,083

Synthetic wrapper	(2,094,601)

Total investments at contract value	$ 187,006,482

Year Ended December 31, 2004
Investment income:
Net appreciation in fair value of investments	$ –
Interest	7,709,471

Total investment income	$7,709,471

Cox Stock Fund Master Trust

The Cox Stock Fund Master Trust was established effective January 1, 2004. A portion of the Plan’s assets are invested in the Cox Stock Fund Master Trust, which was established for the investment of assets of the Plan and several other Tribune Company sponsored retirement plans. Each participating retirement plan owns units of the Cox Stock Fund Master Trust. The assets of the Cox Stock Fund Master Trust are held by the Trustee. At December 31, 2004, the Plan’s interest in the net assets of the Cox Stock Fund Master Trust was approximately 97%. Investment income and administrative expenses related to the Cox Stock Fund Master Trust are allocated to the individual plans based upon balances invested by each plan.

The following table presents the fair values of investments and investment loss for the Cox Stock Fund Master Trust.

December 31, 2004
Investments at fair value:
Cash	$20,219,572

Year Ended December 31, 2004
Investment loss:
Net depreciation in fair value of investments	$ (63,515)

NOTE 6 — INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated April 28, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 — RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard (see Schedule H, Line 4i). Vanguard is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Tribune Stock Fund Master Trust and participant loan transactions also qualify as party-in-interest transactions.

NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003 to the Form 5500:

	December 31,
	2004	2003
Net assets available for benefits per
the financial statements	$1,202,365,876	$1,211,036,497
Amounts allocated to withdrawing participants	(124,991)	–

Net assets available for benefits per the Form 5500	$1,202,240,885	$1,211,036,497

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004, to the Form 5500:

Year Ended December 31, 2004
Benefits paid to participants per
the financial statements	$84,365,949
Add: Amounts allocated to withdrawing
participants at December 31, 2004	124,991
Less: Amounts allocated to withdrawing
participants at December 31, 2003	–

Benefits paid to participants per the Form 5500	$84,490,940

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE 9 — RISKS AND UNCERTAINTIES

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

TIMES MIRROR SAVINGS PLUS PLAN
EIN: 36-1880355   PLAN: 009
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2004

	Identity of Issuer or Borrower	Description	Market Value
*	Vanguard Prime Money Market Fund Institutional Shares	Registered Investment Company	$ 223,416,979
*	Tribune Company Stock Fund Master Trust	Master Trust	205,821,389
	Fidelity Growth & Income Portfolio Fund	Registered Investment Company	203,298,714
	Fidelity Stable Value Fund Master Trust	Master Trust	163,590,028
	Fidelity Diversified International Fund	Registered Investment Company	123,371,565
*	Vanguard Institutional Index Fund	Registered Investment Company	105,326,126
*	Vanguard Wellington Admiral Fund	Registered Investment Company	75,116,026
*	Vanguard Explorer Admiral Fund	Registered Investment Company	27,328,074
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	26,009,686
*	Cox Communications Stock Fund Master Trust	Master Trust	19,687,622
*	Vanguard Prime Money Market Fund	Registered Investment Company	2,224,803
*	Participant loans	Loans to participants (maturities range from 1 to 30 years, interest rates range from 4.0% to 11.0%)	25,413,038

	Total Assets (Held at End of Year)		$1,200,604,050

   * Party-in-interest

EXHIBIT A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 2-90727, 33-21853, 33-26239, 33-47547, 33-59233, 333-00575, 333-03245, 333-18269, 333-35422, 333-70692, 333-70696, 333-118280, 333-118281, 333-118282, 333-118283, 333-118284) of Tribune Company of our report dated June 28, 2005 relating to the financial statements and supplemental schedule of the Times Mirror Savings Plus Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
June 28, 2005